Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

Announcement on the Resolutions of the Twenty-Seventh Meeting of the Seventh Session of the Board of Directors of China Life Insurance Company Limited

The twenty-seventh meeting (the “Meeting”) of the seventh session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on August 4 in Beijing. The directors were notified of the Meeting by way of a written notice dated August 1, 2023. Out of the Company’s eight directors, seven directors attended the Meeting. Bai Tao, chairman of the Board and executive director of the Company, Li Mingguang, executive director of the Company and Zhuo Meijuan, non-executive director of the Company, attended the Meeting in person. Lam Chi Kuen, Zhai Haitao, Huang Yiping and Chen Jie, independent directors of the Company, attended the Meeting by way of video conference. Wang Junhui, non-executive director of the Company, was on leave for business and authorized in writing, Zhuo Meijuan, non-executive director of the Company, to act on his behalf and cast the vote for him. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

Before the Meeting, Mr. Zhao Peng tendered to the Board a letter of resignation as the President, an Executive Director and a member of the Strategy and Assets and Liabilities Management Committee of the Company, which took effect immediately in accordance with relevant provisions of the Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Mr. Bai Tao, chairman of the Board. The directors who attended the Meeting unanimously passed the following resolution after sufficient review and discussion:

1.	Proposal on Nomination of Mr. Li Mingguang as the President of the Company

The independent directors gave their independent opinions and agreed on the proposal. The qualification of Mr. Li Mingguang as the President of the Company is subject to the approval of the National Administration of Financial Regulation (the “NAFR”). The Board has appointed Li Mingguang as the person temporarily in charge of the Company before the approval is obtained. For the biography of Mr. Li Mingguang, please refer to a separate announcement filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement.

Voting result: 8 for, 0 against, with no abstention

Commission File Number 001-31914

2.	Proposal on Nomination of Mr. Zhao Guodong as the Vice President of the Company

The independent directors gave their independent opinions and agreed on the proposal. For the biography of Mr. Zhao Guodong, please refer to the annex of this announcement.

Voting result: 8 for, 0 against, with no abstention

3.	Proposal on Nomination of Mr. Bai Kai as the Vice President of the Company

The independent directors gave their independent opinions and agreed on the proposal. For the biography of Mr. Bai Kai, please refer to the annex of this announcement.

Voting result: 8 for, 0 against, with no abstention

4.	Proposal on Nomination of Ms. Liu Hui as a Candidate of Executive Director of the Seventh Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the shareholders’ meeting for approval. For the biography of Ms. Liu Hui, please refer to the annex of this announcement.

Voting result: 8 for, 0 against, with no abstention

5.	Proposal on Nomination of Mr. Ruan Qi as a Candidate of Executive Director of the Seventh Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the shareholders’ meeting for approval. For the biography of Mr. Ruan Qi, please refer to the annex of this announcement.

Voting result: 8 for, 0 against, with no abstention

6.	Proposal on Nomination of Mr. Li Bing as a Candidate of Non-Executive Director of the Seventh Session of the Board of Directors of the Company

The independent directors gave their independent opinions and agreed on the proposal. The Board agreed to submit this proposal to the shareholders’ meeting for approval. For the biography of Mr. Li Bing, please refer to the annex of this announcement.

Voting result: 8 for, 0 against, with no abstention

7.	Proposal on Nomination of Ms. Hou Jin as the Chief Actuary of the Company

The independent directors gave their independent opinions and agreed on the proposal. The qualification of Ms. Hou Jin as the Chief Actuary of the Company is subject to the approval of the NAFR. The Board has appointed Ms. Hou Jin as the Chief Actuary of the Company temporarily before the approval is obtained. For the biography of Ms. Hou Jin, please refer to a separate announcement filed by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on the same date of this announcement.

Voting result: 8 for, 0 against, with no abstention

Commission File Number 001-31914

8.	Proposal on Nomination of Ms. Hu Zhijun as the Person in Charge of Audit Matters of the Company

The independent directors gave their independent opinions and agreed on the proposal. The qualification of Ms. Hu Zhijun as the person in charge of audit matters of the Company is subject to the approval of the NAFR. The Board has appointed Ms. Hu Zhijun as the person temporarily in charge of audit matters of the Company before the approval is obtained. For the biography of Ms. Hu Zhijun, please refer to the annex of this announcement.

Voting result: 8 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

August 4, 2023

Commission File Number 001-31914

Annex:

Biography of Mr. Zhao Guodong

Mr. Zhao Guodong, born in November 1967, has been an assistant to the president of our company since October 2019 and the board secretary of our company since February 2023. During the period from 2016 to 2022, he successively served as the deputy general manager (responsible for daily operations) and the general manager of our Chongqing branch, the general manager of our Hunan branch and the general manager of our Jiangsu branch. From 2007 to 2016, he successively served as the deputy general manager of our Fujian branch and the deputy general manager of our Hunan branch. From 2001 to 2007, he was the deputy general manager of our Changde Branch and the general manager of our Yiyang branch in Hunan. Mr. Zhao graduated from Hunan Computer School majoring in computer software in 1988, and from China Central Radio and TV University majoring in business administration in 2006. He is a senior economist.

Biography of Mr. Bai Kai

Mr. Bai Kai, born in June 1974, has been an assistant to the president of our company since April 2022. Mr. Bai successively served as the deputy general manager, the deputy general manager (responsible for daily operations) and the general manager of our Hubei branch from 2017 to 2022, and the general manager of our Hubei Huanggang branch and the deputy general manager of our Qingdao branch from 2011 to 2017. Mr. Bai graduated from Hubei Provincial Party School, majoring in economics and management, and was a postgraduate.

Biography of Ms. Liu Hui

Ms. Liu Hui, born in February 1970, is a vice president of the Company. She has been a director of Wonders Information Co., Ltd. since July 2023 and a Director of China Life Franklin Asset Management Company Limited since April 2023. From 2014 to 2022, Ms. Liu Hui successively served as a vice president of China Life Investment Holding Company Limited, and an executive director and vice president of China Life Investment Management Company Limited, and concurrently served as an executive director and vice president of Sino-Ocean Group Holding Limited, the president and chairman of China Life Capital Investment Company Limited, and an executive director and the general manager of China Life Real Estate Co., Limited. She served as the general manager of the Investment Management Department of the Company from 2009 to 2014, and successively acted as an assistant to the general manager of the Enterprise Annuity Department, the deputy general manager of the pension and institutional business department and the general manager of the transaction management department of China Life Asset Management Company Limited from 2005 to 2009. She worked at the head office of China Construction Bank from 1992 to 2005. Ms. Liu Hui successively obtained a bachelor’s degree in economics from Renmin University of China and a master’s degree in business administration from Tsinghua University, and is a senior economist.

Commission File Number 001-31914

Biography of Mr. Ruan Qi

Mr. Ruan Qi, born in July 1966, is a vice president and the chief risk officer of the Company. He has been the chairman of Wonders Information Co., Ltd. since July 2023. Mr. Ruan Qi successively served as the general manager (at the general manager level of the provincial branches) of the information technology department and the chief information technology officer of the Company from 2016 to 2018. He served as the general manager of China Life Data Center and the general manager (at the general manager level of the provincial branches) of the information technology department of the Company from 2014 to 2016, and the deputy general manager and the general manager of the information technology department of the Company from 2004 to 2014. He successively served as the deputy division chief of the computer division of Fujian branch, and the deputy manager (responsible for daily operations) and the manager of the information technology department of the Company from 2000 to 2004. Mr. Ruan Qi graduated from Beijing Institute of Posts and Telecommunications in August 1987, majoring in computer science and communications with a bachelor’s degree in engineering, and from Xiamen University with a master’s degree in business administration for senior management in December 2007, and is a senior engineer.

Biography of Mr. Li Bing

Mr. Li Bing, born in May 1975, is the general manager of the Risk Management Department/Internal Control and Compliance Department and the Compliance Officer of China Life Insurance (Group) Company. From 2010 to 2021, he was the compliance officer and legal officer of China Life Pension Company Limited, and successively served as an assistant to the director of the general office, an assistant to the general manager of the risk management and legal compliance department, the deputy general manager (responsible for daily operations) and general manager of the legal affairs department, and the general manager of the compliance department of China Life Pension Company Limited. Mr. Li Bing successively graduated from Fudan University and Renmin University of China with doctoral degrees in law.

Biography of Ms. Hu Zhijun

Ms. Hu Zhijun, born in July 1971, has been the general manager of the audit department of the Company since October 2022. She joined our company in 2006 and successively served as an assistant to the general manager and the deputy general manager of our Tianjin branch, and the deputy general manager and the secretary to the discipline inspection committee of our Beijing branch from 2009 to 2014. She served as the general manager of the asset management department of our company from December 2014 to September 2022, and supervisor of the Company from 2022 to 2023. Prior to joining our company, she worked at China Packing Import & Export Tianjin Company and other companies. Mr. Hu successively graduated from Tianjin Institute of Finance and Economics and Nankai University. She has a master’s degree in management. She is admitted as a certified public accountant in the PRC. Ms. Hu, a senior accountant and member of the Expert Pool of the Sixth Government Offices Administration of the State Council Assessment Committee for Senior Accounting Professional Technical Qualification, was awarded the national leading accounting talent by the Ministry of Finance of the PRC in the first session of its assessment and selection, and was selected to be included in the “Financial Talent Pool” of the Ministry of Finance of the PRC.